Exhibit 97.1

1ST SOURCE CORPORATION
CLAWBACK POLICY
(Effective January 30, 2014)

AMENDED BY DIRECTORS

October 19, 2023.

Purpose: The Board of Directors of the Company believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the forfeiture or recoupment of certain compensation in the event that (i) the amount of such compensation is based upon financial results or other metrics (whether at a business unit level or overall for the Company) subsequently determined to have been materially misstated¹ or (ii) it is subsequently determined that the recipient engaged in fraud or other malfeasance while employed by the Company.

Scope: This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with the listing standards of the NASDAQ stock exchange. It also applies to current and former employees of the Company who have received or may receive incentive or other bonus compensation (whether paid in cash or stock) and to such other current or former employees of the Company who the Board may from time to time deem subject to the Policy (“Covered Employees”). This Policy shall be administered by the Executive Compensation & Human Resources Committee of the Board (the “Committee”) and any determinations made by the Committee shall be final and binding on all affected individuals.

Statement of Policy: If the Company (i) is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, or (ii) the Committee otherwise determines that financial results or other metrics used to determine the amount of any Incentive Compensation paid or awarded to any Covered Employees were materially misstated as determined by the Committee, or (iii) the Committee determines that a Covered Employee engaged in fraud or other malfeasance while employed by the Company, then the Committee shall, except in the case of any Covered Employee who had responsibility for the accounting that led to the occurrence of (i) or (ii) or who engaged in the conduct that led to the occurrence of (iii), recoup any excess Incentive Compensation received by any such Covered Employee². The Committee shall recoup all Incentive Compensation received by any Covered Employee who had responsibilities for the accounting that led to the occurrence of (i) or (ii) or who the Committee determines committed fraud or other malfeasance while employed by the Company.

¹Among other things, the Board intends that this policy comply at all times and be interpreted in concert with Section 10D of the Securities Exchange Act of 1934 and applicable NASDAQ Stock Market listing requirements.

²The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Employee had it been based on the restated results, calculated without regard to taxes paid, as determined by the Committee. If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Employee directly from the information in the accounting restatement, then the Committee will make its determination based on a reasonable estimate of the effect of the accounting restatement, and document its determination. Such documentation may be made available to regulatory authorities or the NASDAQ Stock Market when required.
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In all cases, the Committee shall determine in its sole discretion the method(s) for recoupment hereunder which may include, without limitation, requiring reimbursement of cash Incentive Compensation previously paid, seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards, offsetting the amount subject to recoupment from any compensation otherwise owed by the Company to the Covered Employee, cancelling outstanding vested or unvested equity awards, and/or taking any other remedial and recovery action as may be available under applicable law. Recoupment of incentive compensation under this policy shall be accomplished reasonably promptly after the consequences of the restatement or other event giving rise to the need for recoupment are determined.

The Committee shall recoup Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with, and if permitted by, any applicable laws, regulations or standards to which the Company is subject.

For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure and includes, without limitation, each of the following:

•Annual bonuses and other short- and long-term cash incentives;

•Stock options;

•Stock appreciation rights;

•Restricted stock;

•Restricted stock units;

•Performance shares;

•Performance Units.

The Company shall not indemnify any Covered Employees against the loss of any incorrectly awarded Incentive Compensation.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

This Policy shall be effective as of January 30, 2014 and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Employees on or after that date.

The Committee may amend this Policy from time to time in its discretion and as it deems necessary to reflect final regulations or applicable listing standards adopted or approved by the Securities and Exchange Commission under Section 10D of the Exchange Act and to otherwise comply with any other applicable laws, regulations or standards.

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The Board intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights or remedies that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, or similar agreement and/or applicable law.

This Policy shall be binding and enforceable against all Covered Employees and their beneficiaries, heirs, executors, administrators or other legal representatives.
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